P.O. Box 2600
Valley Forge, PA 19482-2600

610-503-5663
Ari_Gabinet@vanguard.com

October 21, 2009

Board of Trustees
Vanguard Bond Index Funds
Post Office Box 2600
Valley Forge, PA 19482-2600

Ladies and Gentlemen:

I have acted as counsel to Vanguard Bond Index Funds, a Delaware statutory trust (the “Trust”), in connection with that certain Agreement and Plan of Reorganization (the “Plan”) by and between the Trust, on behalf of its series, Vanguard Total Bond Market Index Fund (the “Total Bond Fund”), and Vanguard Institutional Index Funds (the “Institutional Trust”), on behalf of its series, Vanguard Institutional Total Bond Market Index Fund (the “Institutional Fund”), which provides for the reorganization of the Institutional Fund with and into the Total Bond Fund (the “Transaction”). While acting in this capacity, I have acquired a general familiarity with the Trust’s business operations, practices, and procedures.

Pursuant to the Plan, all of the assets of the Institutional Fund will be transferred to the Total Bond Fund and the Total Bond Fund will assume all of the liabilities of the Institutional Fund. The Trust will then issue Institutional Plus Shares of the Total Bond Fund to the Institutional Fund and the Institutional Fund will distribute the Institutional Plus Shares to shareholders of the Institutional Fund. The value of each Institutional Fund shareholder’s account with the Total Bond Fund after the Transaction will be the same as the net asset value of such shareholder’s account with the Institutional Fund immediately prior to the Transaction.

In connection with the preparation of this opinion, I have examined originals, certified copies, or copies identified to me as being true copies, of various trust documents and records of the Trust and the Institutional Trust, as well as such other instruments, documents, and records as I have deemed necessary in order to render this opinion. I have assumed the genuineness of all signatures, the authenticity of all documents provided to me, and the correctness of all statements of fact made in those documents.

The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the Institutional Plus Shares of the Total Bond Fund to be issued to shareholders of the Institutional Fund pursuant to the Plan, as described above (the “Total Bond Fund Shares”), will have been filed by the Trust with the Securities and Exchange Commission and will have become effective before the Transaction occurs.

Board of Trustees
Vanguard Bond Index Funds
October 21, 2009

Based on the foregoing, I am of the opinion that the Total Bond Fund Shares are duly authorized and, when issued by the Trust to the Institutional Fund and subsequently distributed to the shareholders of the Institutional Fund in accordance with the terms and conditions of the Plan, will be legally issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion with and as a part of the Registration Statement.

Very truly yours,

/s/ Ari Gabinet

Ari Gabinet
Principal, Securities Regulation
Legal Department